Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2013 (the 2013 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2013 Form 18-K, you should rely on the information in this section.

United Mexican States

Internal Security

During recent years, the Federal Government of Mexico (the “Government”) has gradually heightened its efforts to combat organized crime, particularly as it relates to the activities of producing, processing and trafficking in narcotics. Specifically, the Government has implemented various security measures and has strengthened its military and police forces. No government studies have been completed regarding the effect on the Mexican economy of narcotics trafficking and drug-related violence, including their effect on Mexican electoral politics or Mexican public finances. Nonetheless, the Government does not believe that narcotics trafficking and drug-related violence have had a material effect on the Mexican economy or on foreign investment flows to Mexico.

On September 30, 2014, the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI) published the Encuesta Nacional de Victimización y Percepción sobre Seguridad Pública 2014 (National Poll on Victimization and Perception of Public Security 2014). According to this poll, excluding federal crimes such as narcotics trafficking and organized crime which are not subject to victimization polling, local crimes and related security measures cost Mexican households approximately Ps. 213.1 billion in 2013, or 1.27% of GDP, as compared to Ps. 215.2 billion in 2012, or 1.34% of GDP. This cost is the equivalent of Ps. 5,560 per person affected by local crimes.

The Economy

The Role of the Government in the Economy; Privatization

Since 1983, the Government has prioritized the sale of its stakes in all non-strategic private sector commercial enterprises. From 2012 through 2014, the Government did not grant any active concessions in the telecommunications sector. However, from 2012 through 2014, the Government granted the following active permits in the natural gas industry:

•	42 permits for the transport of natural gas, 19 of which were granted in 2012, nine of which were granted in 2013 and 14 of which were granted in 2014; and

•	four permits for the distribution of natural gas, two of which were granted in 2012 and one of which was granted in each of 2013 and 2014.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2013, Mexico registered a trade deficit of U.S. $1.2 billion, as compared to a trade surplus of U.S. $18.3 million during 2012. In particular, petroleum exports decreased by 6.5% as compared to 2012. This decrease was due to a decrease in crude oil production and a decrease in the availability of crude oil for export.

According to preliminary figures, during 2014, Mexico registered a trade deficit of U.S. $2.4 billion, as compared to a trade deficit of U.S. $1.2 billion for the same period of 2013. In particular, petroleum exports decreased by 13.2% as compared to 2013. This decrease was primarily due to a decrease in crude oil production.

Direct Foreign Investment in Mexico

According to preliminary figures, during 2013, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $60.2 billion, as compared to U.S. $74.3 billion in 2012, and was composed of direct foreign investment (investment in real assets such as land, buildings or plants in Mexico) of U.S. $39.2 billion and net foreign portfolio investment (investment activity that involves the purchase of Mexico-based stocks, bonds, commodities or money market instruments, including securities placed abroad) inflows of U.S. $21.0 billion, as compared to U.S. $17.8 billion and U.S. $56.5 billion in 2012, respectively.

According to preliminary figures, during the first nine months of 2014, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $35.3 billion, as compared to U.S. $45.8 billion during the same period of 2013, and was composed of direct foreign investment of U.S. $15.3 billion and net foreign portfolio investment inflows of U.S. $19.9 billion, as compared to U.S. $33.0 billion and U.S. $12.9 billion during the same period of 2013, respectively.

Direct foreign investment can be strongly influenced by one-off corporate events, such as international merger and acquisition transactions involving Mexican corporations. Each of the above decreases were primarily due to one-off transactions by Mexican corporations. For instance, in the first nine months of 2013, Mexico recorded a historic amount of direct foreign investment (U.S. $33.0 billion), which included an atypical corporate transaction: the acquisition of Grupo Modelo by AB InBev in the amount of U.S. $13.2 billion. In the first nine months of 2014, direct foreign investment was also heavily influenced by a one-off corporate transaction: the sale by AT&T of its stake in América Móvil, which resulted in a direct foreign investment outflow of U.S $5.5 billion.

2